Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Ashish Gupta:

Good afternoon. Thank you for joining us for the ICR De-SPAC webinar, featuring Li-Cycle hosted by Dan Ives. We’re pleased to have Ajay Kochhar and and Tim Johnston from Li-Cycle’s management team, and Wedbush technology analysts, Dan Ives. The event will include a Q&A with Dan followed by interactive Q&A from audience members. I’d like to briefly introduce the panelists. Ajay Kochhar is Li-Cycle’s co- founder president and chief executive officer. Before founding Li-Cycle, Ajay gained extensive technology and project development experience through progressive roles with Hatches Industrial, Clean Tech and advisory practices.

Ashish Gupta:

Tim Johnston is Li-Cycle’s co-founder and executive chairman. Prior to Li-Cycle, Tim also worked at Hatch as a senior consultant specializing in project management and transactional analysis for their global lithium business.

Ashish Gupta:

Of course, Dan Ives is the managing director and senior technology analyst at Wedbush Securities and is known as a thought leader for his forward looking research. Before I turn it over to Dan, I want to remind everyone they could submit questions through the website. We look forward to your participation. And with that, I’ll turn it over to Dan to begin Q&A.

Dan Ives:

Great. And thanks for everyone being here. I’m super excited to be doing this fireside chat with Tim and Ajay. Ajay, why don’t you start off you and Tim maybe even taken us back to really the origin of Li-Cycle and ensure the business model and some of your thoughts?

Ajay Kochhar:

Yeah, definitely, Dan. And pleasure to be here. Thanks everybody for joining. So I’ll start just maybe with a brief personal background, then I’ll get Tim to jump in here and then we’ll go right into the story of Li- Cycle and what we do. So maybe just a brief couple of minute intro at the beginning here, before we get into Q&A. So personally I’m a chemical engineer by background. Tim and I both used to work at a firm named Hatch, which is a global engineering execution firm and global company. And our focus really comes from lithium historically, and Tim will elaborate on this from his end. But what that means is what we were doing was really helping to engineer plants that produce lithium chemicals that go into batteries and then into electric vehicles and devices and beyond.

Ajay Kochhar:

So been very close to batteries for a long time. We’ve seen demand change astronomically in a very short period of time. And so the space has changed a lot. But the glaring hole that we saw, and we didn’t see an answer to it, was really around recycling. That’s both end of life of batteries and also when you make batteries, it’s not perfect, it kicks off a level of scrap and rejects. So that’s what we’re tackling with at Li-Cycle. That’s why we left our careers there five years ago. We’ll get into a lot more of about who we are, and I’ll pick it back up after Tim, but I’ll turn it over to him for his personal intro as well.

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Tim Johnston:

Yeah, no, that’s perfect Ajay. This is really good. I sent it back in on your question, Dan, and to why does Li-Cycle exist today? As Ajay said, we came from the industry that produces the chemicals that goes into the batteries that we know today. We’re both engineers. I’m a mechanical engineer. I’m also a CFA charter holder and I’ve dedicated my career to helping companies, and now leading our own company here in the developments of the chemicals that go into these batteries and these very important devices in our everyday lives. But with that, maybe Ajay, to start off with, you can sort of touch on how Li-Cycle came to be. We’ve worked together for a long time here and making great progress.

Ajay Kochhar:

Yeah. Thanks, Tim. I will use just some brief slides here to help explain up front and then we will have a lot more interactive Q&A.

Ajay Kochhar:

So launching off that background, what we were seeing in this space was obviously immense demand for battery materials. So lithium, nickel, cobalt. We’re building these projects. And as I said, it’s a big question here, right? Where are all these lithium ion batteries going to go? And I think that’s a very logical question that a lot of people have been asking. And as I said, it’s not only that, but when you make batteries, it kicks off a level of off-cuts and quality rejects. And to just give you a sense of scale, in 2013, and Tim and I were looking at the space back then, there were three battery mega factories in the world. That included the Tesla plant, the one in Nevada. Today, 2021, there are 211 battery mega factories in the pipeline. That’s only eight years, but there’s been immense growth in the space.

Ajay Kochhar:

So what does that mean? What it means is already there’s scrap to be dealt with before you have that large looming end of life material. So I wanted to mention that now because we’ll come back later when we talk.

Ajay Kochhar:

So into briefly what we do and why we do it this way. What Tim and I were saying five years ago was really waste oriented processes, incineration, high temperature processing. It’s also called pyro metallurgy, that’s the technical term. But really we described that as a square peg in a round hole. What we mean by that is when you take a lithium battery, like out of your phone here, or any lithium battery up to a vehicle and beyond, and eventually go into a thermal process, which is what’s been happening, those groups have been very focused on cobalt. So cobalt is a large portion of the battery. But when you go now to EVs and other materials, that’s not the only main valuable component. Of course cobalt has value, but historically they weren’t even recovering lithium.

Ajay Kochhar:

So for us, you can imagine working on these projects, my gosh, we’re helping all these clients with time, energy, resources to produce those materials. And lo and behold, at end of life, it’s not even being recovered. So that’s no better than hydrocarbons, right?

Ajay Kochhar:

So what we do, and we’ll get to this much more, but at a high level, it’s a spoke and hub model. It’s patented technology, simple terms. Spokes are regionalized facilities that get close to where batteries are. Batteries or close to battery manufacturing, people, EV density. We take in all types of lithium batteries. Think the smallest battery you can to the biggest. And we convert that into intermediate products. If you’ve watched our presentations, you’ll hear us throw around the term a lot black mass, which may sound a little odd as a term, but it’s very simple. It’s just the cathode entering the battery looks like a black powder. The industry has taken to calling it black mass. Why that matters to you is that 90% of the revenue recoverable is in that black mass. So that’s the first step. We have two of those spokes operating today, commercially up and running right now.

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Ajay Kochhar:

And the second step, and lastly, just a few last comments here before I pause, where we’re going is the hub facility that’s a centralized facility. Think of this like the dough to the pizza being transformed into to end product. And that’s what happens at our hub. Again, patented technology. That’s wet chemistry processing.

Ajay Kochhar:

And zooming out, what we’ve done here is innovated and now commercialized an approach that isn’t thermal and it’s better economically, it’s better environmentally, sits at the intersection of ESG, circular economy, electric vehicles, batteries, and domestic supply of these critical materials, which is a national security issue. And we’ve made a business that works off of recovering these materials through urban mining.

Ajay Kochhar:

So that’s kind of the flyover, the 30,000 foot level. We’re going to get a lot more depth from there, but I’ll leave it there and we’re going to go into greater detail.

Dan Ives:

Great. So Tim, if we go back to last few years, when did the light bulb go on that you were onto something big?

Tim Johnston:

So, yeah, it’s a great question, Dan. As we looked back through our careers, recycling had come up a number of times. We were working with both, you think about them as commercial groups that produce the chemicals, but then also people who invest in the space. People would quite often ask, “Well, what about recycling of lithium ion batteries?” In fact, one of the early negative messages around the lithium ion battery and around electrification in general was, “Well, what happens to the battery at the end of the life with all this waste?”

Tim Johnston:

And so it was we looked at it though from a technical perspective. We thought, well, it’s pretty obvious that we can actually recover these materials using known technologies that we’ve now been able to bring together in a proprietary manner. But I would say that it was clear that it was going to be a need. And I think what the surprising part was that fast forward through to about 2015, 2016, no one had actually done it yet. Everybody was still focused on burning off the materials and doing minimal recovery and really treating this material as a waste, relying on big dumping fees to process this material. And that was hugely inefficient.

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Tim Johnston:

So in 2016, Ajay and I were sitting down, we’re looking at the space and we’re like, “This is just crazy. There’s no way that this industry can continue to evolve without a positive recycling solution for these materials.” And importantly, making sure that the materials are not lost, making sure we’re not damaging the environment, making sure it’s safe. But it has to be economic. And so we decided in 2016 to really get into the details of it. So we were able to develop concepts of how to solve the problem technically. The next question is, well, is that economic? And what we were able to very quickly identify is not only is it economic, it’s actually a very positive solution for getting the materials back in the batteries. It’s cheaper, it’s more efficient. There’s a whole lot of benefits.

Tim Johnston:

So it was really around that 2016 point then. A lot of people told us that we were too early. A lot of people said that this isn’t a problem for 10 years. Everyone’s like, “Wait until end of life vehicles, then you’re going to have the volumes and everything else. That’s when recycling is going to be important.” But of course, as we know, everything takes time to develop, but not only that is that the industry has grown around the need for recycling. If you look at and you talk to any of the major automotive companies, they want to know that there’s a pathway for the materials that they’re putting into their vehicles at the end of their life. And that’s not just OEMs on the vehicle side. That’s also OEMs on the consumer product side and the like, and so having a recyclable solution has become a critical part of their role strategy for how they see the industry moving forward.

Ajay Kochhar:

Just to add to Tim’s comment there, how the light bulb went on, Dan, literally it happened over coffee. Literally. And it happened on the back of a napkin to start. You hear these stories, but that is literally how it started. But I’ll say now where we are, we’re 120 people strong. We’re the largest lithium-ion battery recycler in North America, leading group. Blue-chip customer. We’ll get into all this, but it’s been a crazy journey in the best of ways, but in many ways it’s still day one. There’s so much to go in terms of growth here.

Dan Ives:

And Ajay, just that point, how just simplistically do you make money? Let’s just walk through the business model today. Does that business model change over the next year or two? Or does it just scale up higher in volume?

Ajay Kochhar:

Yeah. Really simply put, at the end of the day here, we’re making money off of the content of the batteries. So we’ve changed the way of doing business in this space. Historically people say, “Hey, hard to recycle these things. Pay me a tipping fee, pay me a waste fee.” And you can put your shoes in the... We work publicly. People could see this. We’ll talk about this. But Ultium, that’s a joint venture between General Motors and LG Energy Solution, leading company. So put yourselves in their shoes, right? They don’t want to have to pay to deal with handling this material in the right way. They want to be in a place where, “Hey, there’s at least maybe we get to neutral and the economics of our business work on its own.”

Ajay Kochhar:

So we listened to that closely five years ago when we started the business. And that’s why we’ve centered the technology development that way. And the good news is you can make a great business off of that is basically recovering lithium, nickel, cobalt, selling those materials. And that’s the basis of what you see.

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Ajay Kochhar:

And from a changing perspective, just to answer your question there too, Dan, where we are now, we’re kind of at the bleeding edge, if you will, of changing the space. And we take ownership of the materials. We make the product. We sell the product that we make. That’s how we make revenue. I would say that’s the case for the next five plus years. And that’s how we’re contracted as well. Let’s see in the future, there could be other circular economy models, and we’ll go there. That’s probably beyond the 2030s, but that’s where we are now. I’d say it’s a very fit for purpose for customers. It works well for us. And one of the starting things, just to be very clear, Tim and I didn’t start this business to say, “Hey, we need subsidies to make this work, or we need government help.” That’s a big no-no. That’s great if it’s there as an accelerant, but you don’t want to be relying on that. So our business works off the base economics, and that’s been a big enabler for us to get to where we are.

Dan Ives:

And then Tim, the hub and spoke obviously is so key to the success. So can you dive in a little more of that in terms of the Rochester facility, why that’s so important? Let’s just double click a little on the barriers to entry here and what is the big differentiator, especially with the hub and spoke what you’re building and what you should expect especially on the horizon Rochester.

Tim Johnston:

Yeah. So as we looked at it and we looked at the potential different business models, we very much mimicked what already happens in the mining industry. So what you want for a mine, obviously a mine has to be where the materials are, where the ore body is. In the case of recycling, you want to be close to where the batteries are being generated. And so with breaking up and producing that intermediate product, not only have we been able to now monetize that and generate revenue for the company and to continue to grow as services for our customers and suppliers, battery materials, but it also has allowed us to break it from a centralized processing perspective.

Tim Johnston:

So why Rochester, for example, and Kingston for the same? Why they was so important was that they enabled us to scale up what we had done at a demonstration level and enabled us to process commercial volumes and continually... I’m actually sitting in the plant here in Rochester as we speak. Allows us to commercially operate and serve our customers to be able to access contracts like the Ultium contract. Those contracts are only possible because we have existing operating facilities.

Tim Johnston:

But in doing so, we’re able to also refine the design. And now what we’ve been able to do is streamline that to the point that our spoke facilities, they’re small footprints. You’re talking about 1500 square feet of processing area is the facility. And what we’ve done is we’ve then modularized that and taken it one step further, which is just basically a fancy way of saying we pre-construct these facilities and we bring them to site, we assemble them and they will have to get into production cheaply and very quickly. The facility here in Rochester, these modules, they were constructed. We tested them. We then moved them to site here. They arrived on the 3rd of November and then we were able to be operational on the 4th of December. So four weeks from arriving on site to being operational.

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Tim Johnston:

That’s how you get scale. That’s how you’re able to move these things close to where that battery materials are. And now what we’ve done is we’ve reduced the logistics costs, which the logistics cost, if you look at the overall life cycle cost of recycling, has the potential to be the biggest cost. Batteries are bulky. That black mass material that Ajay was referring to, the high value material, is about 45% of the weight of the battery. So if you have to move batteries long distances, you’re paying a lot of money to move them, but you’re also dealing with all the potential hazards associated with transporting batteries that of course have their own thermal risks associated with it. So everything we can do to minimize that helps that. The black mass material we can sell, but then going forward, what we’re doing here in Rochester now is actually moving into our hub facility.

Tim Johnston:

Very happy to say that the projects moving forward quickly. Ajay talks about 120 full-time staff. That’s what we have working within the company. There’s about another 80 full-time consultants that we’re working with are actually completing the engineering and we’re moving towards breaking ground on this facility later this year.

Tim Johnston:

Why that is such an important piece is because that high value black mass is highly transportable. And now we benefit from economies of scale in terms of turning it back into the chemicals that go into batteries. From a US perspective, we’re going to be one of the largest producers of things like nickel sulfate, cobalt sulfate, lithium carbonate here in the US. And what we’re really doing is we’re kind of turning that dynamic on its head whereby North America, for example, and this is the same case in Europe, is a disproportionate consumer of these materials relative to producer. And so now you can produce these materials and supply them directly back into your supply chain.

Ajay Kochhar:

From a barrier to entry standpoint. Maybe Dan, just to comment-

Dan Ives:

Yeah, Ajay, just one thing. Besides just barrier to entry, can you also just hit on capacity too?

Ajay Kochhar:

Yeah, definitely. I’ll throw capacity in. I just wanted to comment on what everything Tim was just talking, kind of zoom out, right? What really is the edge here for Li-Cycle and the moat for the business? It’s twofold. So one part is technical. So it’s the patents, IP, know how. We’re always at kind of the first look of what’s coming down the pipe in terms of material, because we get manufacturing scrap, we even get R&D scrap. So we have an ability already with a great base of IP patents to continue to build that moat. What we already have is great and just continue to build that.

Ajay Kochhar:

And the second sphere which we’ll get to later is commercial. So you can’t run a business if you don’t have battery supply and you can’t sell the material. So these two things together, secured supply, secured off-take, and intellectual property patents that cover both the spoke and the hub, what we do in the middle, those are the core aspects of the moat. Maybe on capacity, I’ll throw it back to Tim who could talk a little bit about how we frame the spokes, why we do them at that size and the hub and wherever we’re going.

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Tim Johnston:

Yeah. So coming back to having that standardized module design, Dan, each spoke has the capacity to process 5,000 tons per year of battery materials. One thing I didn’t touch on is that this is a Li-Cycle proprietary process. We’re able to process full batteries. We’re able to process batteries in a charge state. We really minimize the amount of upfront handling. What we like to focus on is the fewer touches on the batteries going into the process, the better. It just helps from a range of different perspectives.

So today we have 10,000 pounds per year of battery processing capacity. We’re currently building another facility in Arizona that’s going to add another 10,000 pounds per year of battery processing facility. And we’ll be announcing other spoke facilities shortly. And Ajay can talk to the ramp up. Our first hub facility-

Tim Johnston:

Ajay can talk until we wrap up. The hub, our first hub facility here in Rochester, but design that for the equivalent of the process is black mass. Remember that’s the intermediate material. On a battery perspective thats 60,000 tons per year of battery processing capacity, that we’re able to process. That equates to about 25,000 tons per year of black mass.

Dan Ives:

So Ajay can you, when we think about the GM deal, and of course just their initiatives or-

Ajay Kochhar:

30 billion under a span of a year

Dan Ives:

Could you just walk us through competitively, getting a deal like that? How much does that change sort of the scale and scope of everything you guys are doing, even from a pull verse push with potential customers.

Ajay Kochhar:

Yeah, that Altium deal, I just instinctively, and I’m going to double click here, but that’s a watershed moment for the business. And beneath that, there’s a lot of depth here that I’m going to go into, but the significance of it is really ultimately to volume for us, and creating a very good base load for the business. And keep in mind, we have 51 battery supply customers today. That’s one customer of 51 and that keeps growing. But it speaks directly to, and I’m going to double click here on manufacturing scrap. So this page here, what it shows is where we are, have been historically, and then where we’re going.

And the pie charts show the different verticals of battery supply. Now you see this big growth, right. And volumetrically proportionately in manufacturing scrap. Okay. So what is that?

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Dan Ives:

The blue, the blue.

Speaker 2:

That’s right, That’s right. On the right, it’s about 68% of the pie chart, there on the right expected by 2025. So this is the point I was making at the beginning. I think most people think, Hey, this industry has to wait for all these vehicles to hit the road and then come back and then we’re going to be 10 years later. No, actually what our first wave, the first iteration of this industry is driven not only by, but in heavy proportion by manufacturing scrap. And what that is, so when you make a cell, so imagine even the cell in your cell phone or in a ed pack, you have many, many cells. They take different form factors. You have some that are, cylindrical. You have some that are pouch, right. Various types so that, in a vehicle, maybe taking a step back when it starts, it’s different materials. Cathode anode that’s mixed up, it goes on to foils.

Speaker 2:

The foils are metal, then is actually painted on there, actually what happens. That’s stacked or it’s rolled up in a cylindrical cell, which looks like a double A. It’s actually called a jelly roll, that’s what’s inside of it. That’s the technical term. In a pouch, it’s just a stack of the electrode that goes into the actual cell. They fill the electrolyte right. So that’s what Altium is doing. And all along those parts of the chain, there are quality rejects, right? So say you have a batch which just doesn’t pass the quality threshold, or there’s offcuts. Right? So imagine all those input materials. And what that equates to is typically at least five to 10% of the output of a given manufacturer as scrap. So that may not be a huge percentage of their output, but now go back to my opening remarks. 211 battery mega factories in the world, in the pipeline.

Speaker 2:

I think people can start to add up. That’s a lot of material. So what’s the significance of the Altium deal. Altium has announced, and they’re building rather in Ohio, the first mega factory. And this is the joint venture again, between General Motors and LG Chem. It’s now forming into LG Energy Solution. Both tier one players in the automotive ED, as well as the cell manufacturing space. That’s one plant. They plan to build three more. And to give you a bit of an equivalency, 35 gigawatt hours is the size of that plant, that’s planned in Ohio. And that facility just not industry benchmarks to take a five to 10% scrap rate. I’m not going to speak here to specific numbers. But that in combination with other deals, fails our Rochester health. So that’s the significance. When you look at our financials and you see this green bar here for Rochester, 23, 24, 25.

Speaker 2:

Now where the business is, we have line of sight to that facility being full due to that deal and others. And we have the off take on the way out. So from a significant standpoint, it’s very important for the business. And the last thing I just want to impress. And then I’ll pause here. It takes a lot of time to get there. This is not a pure commercial decision for these parties. They did a lot of vetting about our hub technology, technical capability, the spoke technology, supply chain, strategic fit, what are the products we’re making? How do we get to a circular economy, right? We’re starting with scrap, but what’s the actual staging to get there? To reintegrate product back and their supply chain, right? Health and safety, site audits. We’re ISO certified, right? All these things play in pricing. So that full package is what they’re looking at for a year and a half.

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Dan Ives:

So it’s about 18 Months right?

Ajay Kochhar:

Yeah 18 months.

Dan Ives:

Tim, is that the best way to think about it? Like-

Tim Johnston:

Yeah it’s about 18 months.

Dan Ives:

Just go on. Let’s jug a sales cycle. Start to finish.

Tim Johnston:

It takes about 18 months. I mean, it will start from initial inquiry, making sure we have all the right permits, make sure that we have all the right health and safety checks in place. Then it will start with an initial shipment. It may be a single battery. We’ll then have to generate a report based on what are the recoveries, what are the materials that we produced. A whole lot of different metrics that we then provide them. They may then even want samples of products going back, and that may be intermediate or finished products going back that will then potentially then transition into what we call a trial load, which might be one shipment or one truckload. And then if that’s successful, then we enter into the commercial negotiations and then as successful in the back of the commercial, then we actually end up operational.

Tim Johnston:

So it is a long dated process. The benefit for us is now that we’ve had these relationships for a long time. As I said, in 2016, when we started Life Cycle, a lot of people told us we were too early. But what it really means is we’ve also grown up with the industry. So as the industry has been bringing in people and capabilities around electric vehicles, we’ve been right there alongside them. Educating them, working with them, making sure that we can accept the materials, helping them understand how to package the materials, how to transport the materials in line.

Dan Ives:

Because I’ll do, it’s like almost like what you’re saying to your point is like, maybe like a misperception is that we’re a green tidal wave in ED’s. The view is, okay, everything has to happen next 10 years. That’s what’s on the back and the recycling side. What you’re saying is when you look, go back to that chart.

Yeah, they have up there. The scrap piece is so key in the business model.

Ajay Kochhar:

For the near immediate term, spot on. Other thing there, why I was calling it a barrier entry, everything Tim just said, and I was talking about. What this means is somebody just can’t put up a sign and say, Hey, I’m battery recycling. Send me batteries, send me scrap. You have to go through this qualification process and you have all the pieces together. And of course these contracts are multi-year for example, in the case of Altium, we’re the downstream for that material, from Ohio. So it really does give a very protective barrier to the business. But back to your point Dan it was spot on, right. And people should keep in mind, that’s already to these financials, the scale that we’ve put out there executing, when you get to end of life, you have to add a zero. That’s all, this becomes one order of magnitude bigger. We’re not going to even go there in our forecast horizon, but so we’ll be able to keep that in mind-

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Dan Ives:

Pretty sure that’s the longer term, yeah.

Tim Johnston:

Yeah. And there’s an element of trust there, right? Sorry, Dan. I was just going to say there was element of trust there. The other thing of course, is that these people and these groups are generating materials that contain a lot of IP. And they don’t want to these materials ending up in applications or being sold in the market or places where they could potentially be exposed from that perspective either. So I think that that’s important.

Tim Johnston:

How I like to look at the manufacturing scrap. Manufacturing scraps rise in the next five years. Establishes the infrastructure that then is going to support the true end of life growth. Because we can leverage off that to establish facilities. As I said, you’re not going to be able to be successful in getting one of these recycling contracts without a facility. The reality is they want to see how you operate. So there’s a little bit of a chicken and the egg aspect. But what we were determined to do was we basically, we said, we’re going to build it. And we did. And we were able to then demonstrate that we’re doing what we say we’re going to do. Develop that relationship, develop the trust. And now as we build out this infrastructure, we’re going to be really well positioned as the end of life material grows over the next decade also.

Dan Ives:

Great. So let’s just take on the other side, would say like competition, right? I mean there’re deals, of course you lose, or maybe they’re uphill battles. Talk about where did the competitive alternatives and then maybe walk us through how conversations have changed with customers. Like you go back the last two years to where we are today, did you go from like they don’t answer your phone call to now they’re calling you? I’m just trying to just gauge to understand how things have shifted.

Tim Johnston:

Yeah. I think that maybe I’ll start Ajay and then feel free to add on. So really the competition comes from the incumbent industry mostly. And so this is the groups that are doing some relatively levels of crude pre-processing. And then ultimately going into some level thermal processing to recover a residual Nickel and cobalt. We’ve been very fortunate here in North America. We’ve won the majority of the contracts that have come up over recent years because we can do it cheaper. We do it more environmentally friendly. We do it safer. But as we look across the landscape, that incumbent industry is one of the key competitors. That incumbent industry includes the export of materials. So what was happening a lot, historically, particularly here in north America is material was being broken. So you’d have groups to basically be securing these contracts. So remember they were getting paid to take this material initially quite a lot. And then they would actually be sending them overseas.

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Tim Johnston:

And there was literally shiploads of material going across to the parts of Asia, where they would be processed in some undisclosed fashion. However that was, and so that was a really significant part of the industry. I would say that was the majority of what was happening with lithium ion batteries today. And how that discussion has changed is for example, there’s one OEM that we worked very closely with them on their latest RFQ. It was very clear in their off to is like, no, no broker in the material, no thermal treatment of our material is allowed. If you do two processes, please do not apply. Because what they’re seeing is that it’s not good enough for them to just know that the material is gone. There’s an expectation from their stakeholders, from them internally that the treatment of this material is done in a way that is consistent with their values. And those values include generating maximum economic return. So it’s this beneficial from a lifecycle perspective, but the two go hand in hand. Not sure Ajay if you want to add anything on.

Ajay Kochhar:

No. That was spot on. I think from a competitive landscape standpoint, just two comments to add briefly. People should keep in mind, people think and just read, you read anybody’s sale battery recycling, it’s all one thing. Actually, the way to think about it is you have pre processors. Those that take batteries and make an intermediate product. So, that’s like our spoke. And then you have post- processing, because where does that black mass go? Those are actually two pretty different things. We do both, soup to nuts. Biggest funnel in product, out on the backend. But they’re pretty different. And on the pre-processing side, it’s pretty common. The most common thing is some sort of thermal step. So the significance of what Tim just said is that’s a big shift. Hey, like we’re non-thermal. And if customers are really pushing for that, it’s great for us, but you know, it creates a lot of pressure on the market in terms of creating that solution, right.

Ajay Kochhar:

And having that solution. And so we’re very well positioned there. And then on the post-processing, that’s a different world. Black mass has been going to basically nickel smelting. That’s where it’s been going. And there have been very few homes for that material. So just imagine now you have a bunch of pre processors all around the world, Europe, Korea, Japan, North America to some degree. And they’re making this black mass or something like it. And then where does it go? Right? So that is the other pinch point that’s coming in the market. And our hub steps up right in front of that. And it meets the customer needs on the other end because that’s what they want. They want us to go to battery grade chemicals, which we do, and we’ll be doing a bigger scale at our Rochester hub. And there’s this need on the black mass in the way in. So just to help split it up a little bit, there are two parts to the chain.

Dan Ives:

And how Tim, how are you going to manage capacity? In other words, let’s say, right now we get off this call and you get an order of just massive magnitudes. How do you make sure that the infrastructure and the capacity, it’s balanced. That you’re going to be able to sort of deliver things. I mean, does that start to become a problem, like in a high class problem, like where customers maybe they want to do things where the capacity might not even be there.

Tim Johnston:

Yeah. I mean, it’s an interesting problem because we’ve, in fact we’ve actually faced this before. I mean, we built two plants in 2020 during COVID. So you can imagine the logistics constraints around that, but we’ve set up a business to do that on the spark side. As we said, we have this modular design, which allows us to do prefabrication of these facilities. We now have a dedicated facility that all this facility does is make these plants. It’s all, it’s basically the machine that makes the machine. If you want to think about it that way. That is the only way that we see that we’re going to be able to keep up with the customers and be able to be reactive. We’re actively now building out the Arizona facility. We have other facilities that we’re going to be announcing shortly. And we’ve been early and able to do that because we’ve set the plan from the start to be able to do that.

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Tim Johnston:

The next challenge is going to be on the hub site. So we’ve already decided that where we’re building this facility here in Rochester, we know that we’re going to need additional facilities going forward. The benefit of having done it once is that it doesn’t matter where you are in the world, batteries are the same. We’re deliberately designed to be able to handle all different forms and factors, all different chemistries. And so now what we can do is we can leverage off all the engineering, all the permanent work that we’ve done and effectively take that cookie cutter approach and reproduce these facilities that significantly reduces the amount of time it takes to develop a facility.

Dan Ives:

Great. And then let’s talk about timeline. So transaction closes, next day, what ultimately, what sort of happens next? I go, let’s walk through the timeline over the next six to nine months. And, it sort of, once that happens, what does that set in terms of the R and D and in sort of the build out?

Ajay Kochhar:

I’ll start and maybe Tim, you want to add on from there? So on a five-year basis, and this would work back to the six to nine month level. But to your question Dan, this is really what we’re going to, right? At the end of the day here, how does our business work? Tons drive revenue, right? Drives EBITDA, drives financial results, right? So, and where we are, right. We have all these elements, we have the supply that keeps growing. It’s contracted in the grade level. And we’ll just keep growing that base even more. We have the off take technologies being built. Tim talked about execution, right? So this is the five-year plan. We’re getting to this level of spoke capacity, a hundred thousand tons per year at least, at stoke capacity. Which equates to 20 equivalent spokes in Arizona. Sorry, we’ll go a little bigger, but that’s the base case five-year plan.

Ajay Kochhar:

And then on the hub side, getting this overall capacity. And that’s what links right back to the numbers and the financials. Now, how does that then translate through to catalyst? What’s happening? The updates, quarter by quarter that we’ll be into post listing. That are really three forms of catalysts that will continue with the business through that whole period.

Ajay Kochhar:

The first is commercial. And so I mentioned 51 battery supply customers. When we announced the deal back in February, the number we put out there was 41, I believe. So that continues to have a lot of progress. We’ll continue to update the market. And prior description of Altium, there’s a lot of vetting involved, right? So that’s a very important validation point and that will continue. Okay. So keep an eye on for news on that front, that’s an expected catalyst on a continuous basis.

Ajay Kochhar:

The second is really around, as Tim elucidated, the hub is an important project. So we’re continuing with good progress There on track, but we’ll continue to update the market around that because at the end of the day, here, you look at our financials. You look at 23, 24, 25. That’s obviously the big step up the inflection point initially there. So that’s the second key area that we’ll continue to be up-to-date and transparent on.

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Ajay Kochhar:

And the third is really then back to this overall capacity plan is, and where does that incremental capacity come from? Where’s it going to be? How are we doing it? So we have many things in the works at the business right now. That’s what’s going to be happening on a graduated quarter by quarter basis. So Dan, I guess the way we’re operating and we have always operated, we’re going full steam ahead and we’re keeping up or keeping up with our customers.

Tim Johnston:

Yeah. And I mean, that’s right Ajay. And I mean, to summarize the completion of the transaction is obviously a very important part of the overall process, but the reality is, is that we’re going flat out right now. I mean, we’re building out, were moving forward with these commercial agreements with various partners. So some things won’t change. It’s just basically a continuation and that’s a key and important tool to allow that continuation, but where we’re moving quickly as we speak.

Dan Ives:

I know we’re sort of getting to the audience Q and A, but I just had one or two other questions. One, last year for each of you...

Dan Ives:

The last year, for each of you, what’s been the biggest surprise, in terms of what’s happened to the business. I mean, of course you always have scenarios, A, B, C. Maybe I’ll start with you Tim, what surprised you the most over the last year with the ... Is it the industry? Is it ... Yeah.

Tim Johnston:

Yeah, for me it’s the industry Dan. Whenever we did a forecast ... And we kind of have a little bit of an internal joke and that is whenever we do an internal forecast of what we project for the next 12 months from our customers we always miss it, it’s always more. So that continued pull by the market for growth has been faster than we would have anticipated. So I’d say that, to me, is the biggest one. Of course there was lots of unknowns that happened in the last 12 months. Super proud of our team for being able to execute during difficult times. It gives me a lot of reassurance that we’ll be able to continue to execute well, but I’d say that’s the biggest surprise. Ajay I’m not sure if you.

Ajay Kochhar:

Tim and I have will have comments but just double-click on it. I mean, as you call it Dan, the green tidal wave. I mean, the acceleration by GM, Ford, the incumbents in this space, and many others ... Just taking a step back, Tim and I looked at this space for a long time, and there’s been fits and starts with electric vehicles, right? There were times when there was a big question, will this really take hold? And if so, when? But last 12 months, as you mentioned Dan over $30 billion committed by GM, getting to their full lineup as electric; the Ford F-150, these things having happened and then the commitments around battery cell making; and we haven’t talked about it but the Biden administration, for example, they’re 100 day review around critical supply chains and focusing on lithium-ion battery recycling is a critical part of that. Ford domestic supply of these materials. We find ourselves in a time that we couldn’t have foreseen.

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Ajay Kochhar:

What that means is it’s accelerating and you hit the nail on the head Dan, if there’s something which Tim and I are constantly talking about is just getting the right people in place, continuing to. We already have a great team but continuing to expand that, the right systems, infrastructure, and executing. Because I’ll tell you my impression of this space now is, and from the numbers, there will be less recycling capacity than there is material available in North America. So the recycling industry is behind. We’re doing our best here to hold our part, but that’s a huge opportunity for us, but that was ... I tell you 12, 24 months ago I didn’t think that was the case.

Tim Johnston:

Yeah. Maybe a little plug here for Li-Cycle and that is we are hiring rapidly. We have lots of open positions available. We’re adding people almost on a daily basis. So if you’re interested go to our website and check it out.

Dan Ives:

And then just one last question before I hand it off to Ashish for our audience Q&A. You talked about the Biden administration ... Because obviously right now there’s a lot of things in the belt way on EVs, supply chain, infrastructure, but in your business model would ... I mean, it seems like that would just be additive, right? It’s like if those things come in and sort of accelerant.

Ajay Kochhar:

Spot on Dan, exactly. [crosstalk 00:43:33] And that’s how we think about it. We never wanted to be reliant on government regs or subsidies but given the amount of focus, and we have folks that are plugged in at various levels, and make sure we want to be a good stakeholder here for the industry. It’s an accelerant. We’re closely, again as I mentioned, plugged in there and we’ll stay tuned as to where that goes.

Dan Ives:

Great. Now we have a bunch of audience Q&As, so I wanted to hand it off to Ashish to talk a audience Q&A. I really appreciate this discussion. It’s super insightful, I think, for everyone watching.

Tim Johnston:

Thanks Dan.

Ajay Kochhar:

Appreciate Dan.

Ashish Gupta:

Yeah, thanks a lot Dan, really appreciate you doing this while you’re on the road. As Dan mentioned we’ll now begin audience Q&A. It looks like we have about 23 questions, so I think maybe an all-time record for an ICR De-SPAC Webinar. We’ll try to get through all of them. Any update you can provide on a timetable for the completion of the SPAC merger? Number one question with 16 upvotes.

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Ajay Kochhar:

Yeah. No, no. And I was even going to get right out in front of it at the beginning, so glad that’s the question to tackle. Look, overall we keep progressing well, folks can look at EDGAR, we’ll continue to provide updates. You saw we did one on Twitter. We did that intentionally just to keep everyone apprised, in the retail community included. The latest transaction status is we are just at the tail end of the regulatory process. We did our latest F-4 filing yesterday evening actually, it’s now in EDGAR, it would have shown up there early this morning. So that is revision number three to our proxy.

Ajay Kochhar:

I’ll let folks piece together, people track all sorts of things around transactions, it’s really getting to the tail end of the process there. Nothing substantive in terms of comments. We’ve made our way through it, addressed them. There’s some really good disclosure in the proxy, so I’d encourage people to take a look. It is long, I don’t know if people ... How much they’d actually take it in, but there’s some great stuff in there about the business and the backup for the projections. So that’s where we’re at.

Ajay Kochhar:

In terms of specific timing I can’t comment on a specific date. I know everyone’s asking and wants to know, but suffice to say the next couple of weeks; next month or so; probably around late July, early August on the outer end, that’s where we’re trending. Hopefully sooner, but that’s what backs out of the timeline and the process that we’re in. We’ll keep everyone apprised as we get to the point of being effective with the proxy, which will then set the shareholder vote date. Yeah, we will be transparent and keep giving updates on our Twitter as soon as things rest.

Ashish Gupta:

Great. I’ll just read off two of the questions here and then answer them. If you want to buy shares in the successor company you can buy shares of PDAC, ticker P-D-A-C, Peridot Acquisition Corp. The difference between the common shares and the units is the units would include a warrant component of it.

Ashish Gupta:

When will a replay be available or will a replay be available of this webinar? It’ll be available immediately after we finish up.

Ashish Gupta:

Next question is for you and Tim, Ajay. Do you view Redwood as a competitor? Can you talk about who your most direct competitors are?

Tim Johnston:

Yeah. Maybe I’ll start with that one Ajay and then ... Look, we really appreciate what JB and the team’s done at Redwood. I think that we both see the same opportunities in the industry. We’re going about it in a very different technical fashion. Ours is a strictly non-thermal process focused on lithium-ion batteries, which is different to Redwood’s approach. Going forward do we see them as a competitor? I think the reality is this industry is going to be enormous, there’s going to be other players that are participating in this space, and I’m sure Redwood will be a participant within the mix.

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Tim Johnston:

In terms of other potential competitors this is a really exciting space, and we expect to see other people looking to develop and move into this space. The reality is is that we control a lot of IP around the space. I wouldn’t say we’ve made it particularly easy, from a competition perspective, but for sure there will be other people that are looking at it. Our goal is really to maintain our lead, to stay out in front, to continue to accelerate our business plan. The way to do that is to execute.

Ashish Gupta:

I guess I’ll just knock out a couple more while we’re in this topic. Can you think about, or speak to, your view on winner take most or winner take all for the industry structure? Then would you also be able to speak to desires to expand globally, as well as whether you would prefer to go into those markets independently, or would you license or partner?

Tim Johnston:

Maybe I’ll take the first part Ajay and then I’ll pass it over to you on the global expansion side. Look, our view is that there will be multiple participants in this industry. I think it’s important that there is multiple participants in this industry. The reality of what we’re seeing at the moment is that we feel that we have a very strong business case for manufacturing scrap, for example. That creates a great cornerstone for the business. We’re building out the infrastructure, this transaction really helps us to establish that infrastructure to ensure that we’re going to be an incumbent in this space. And we’ll continue to grow that position.

Tim Johnston:

In terms of whether or not that means we take all or we take most, I think it’s going to be a function of we’ll be a large participant in the overall market. But maybe Ajay you want to touch on the global expansion-

Ajay Kochhar:

[crosstalk 00:49:49] Yeah. Definitely. Definitely. I think your ... Made a point there of emphasizing this slide because this, at the end of the day, is what we’re achieving. Again, of course the customer progress, the blue chip partners that we work with, the offtake, it all links back into the financials and what eventually comes out of this capacity plan.

Ajay Kochhar:

To then speak specifically to different regions around the world. We’ve put out this base case plan, both in Europe as well as APAC, inclusive of China. Let me talk a little bit about this. I see, or rather hear I guess, sometimes questions about the global plan and the broader community. Look, the way we’re doing this is three prongs and it is a tailored strategy by market. The first prong is organic, so really organic growth. When that happens ... For example, we take a multinational customer that we have, they’re rapidly expanding in a different region, we’re helping them over here, they want us to follow them. That is a potential leading indicator why we’ll set up, for example, a spoke in a different region.

Ajay Kochhar:

The second line of how we’re doing this, and this is back to those sources of catalysts in the coming quarters and period over this five year horizon, is regional joint ventures. So where there are parties ... We’ll do this judiciously where it makes sense. Where there are parties that have supply or they have a strong local information ... And it really comes back to speed. At the end of the day here we want to get the most efficient way of executing these transactions. That is a second mode that we’re pursuing, so stay tuned on that front. That’s yet another way that we’ll fulfill this plan.

Ajay Kochhar:

Third, and finally, we’ve mentioned this before publicly, inorganically. We will look at bisect M&A opportunities judiciously. There’s probably a minority of cases. That’s where maybe there’s a pre- processor that has people, permits, infrastructure, but lack of the technology. So it’s an opportunity for us to come in, bolt on what we do. Again, it comes back to speed and de-risking that ramp.

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Ajay Kochhar:

So that’s how we’re doing it. What I will say is, just to put a pin in this from a global perspective, the total addressable market keeps growing rapidly, especially in North American and especially in Europe. China, of course, and other APAC regions a lot of existing base and that will continue, and there is still growth there. But now North America and Europe are playing a little bit of catch up, to be candid. So we just have to be nimble and to follow our customers where they need us and at the end of the day reaching this overall capacity plan. And on a quarter by quarter basis we’ll be transparent, what is the demand drivers? Where are we going? Why are we going there? How are we going there? But just stay tuned. That’s the exciting position we’re in and look forward to providing updates on that topic.

Ashish Gupta:

I don’t know if you’re able to speak to customers but the next question was if you can talk about Tesla as a customer at all?

Ajay Kochhar:

I can’t comment on that specifically. What I will say broadly is look, I think ... Broadly speaking for OEMs, I’m going to bucket them and a VW, for example, together, their approach has been very vertically integrated. A little bit like what General Motors is doing. They’re doing many things, right? They’re producing cells, for example, this is public information, at a pilot line for Tesla. They, of course, work closely with Panasonic. They have ... Both, for all these entities, the way to think about it is they always have manufacturing scrap and then they have after-sales, so stuff that goes out to the economy and then comes back. I won’t comment on them specifically but I’ll just say that each group has a little bit of a different strategy around both those things and we’re a participant. I’ll leave it at that.

Ashish Gupta:

Great. Will recycling batteries still be economically feasible if cobalt is removed from future batteries?

Ajay Kochhar:

You want to comment Tim?

Tim Johnston:

Yeah. Yeah, absolutely. I mean, this is something that we’ve been very focused on. The very first battery product I was involved in was a chemistry that had no nickel and no cobalt back in the late 2000s. So right from the start we’ve designed our process to be agnostic to the chemistry, which includes the presence of nickel and cobalt. One way to look at that is if you look at the content of lithium, and that black mass material that we generate, and you were to compare that to a mineral concentrate it’s

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actually a much higher value. Both from the fact that the processing of it we’re able to streamline that so our conversion costs are lower and just from the perspective of how you have to produce it. So when we look at it we actually see LFP batteries, for example, as being an economically viable source of battery feed. When I mean economically viable that’s without relying on somebody to pay us to take them away. We can take that material and we can economically process. Of course that’s one extreme because that’s no nickel, no cobalt.

Tim Johnston:

Lower cobalt, higher nickel is the general trend across the EV sector at the moment. Once again, we’ve designed our facilities to be very flexible, in terms of specific metal content. And we see very, very strong economics even without cobalt.

Ashish Gupta:

I guess in the same vein the next question is will you be able to process solid-state batteries? Do you see any risk from the transition to solid-state?

Tim Johnston:

Whoever asked that question that’s a great question and I’m very happy that you asked it. We actually see solid-state batteries as being more recyclable than lithium-ion batteries. The reason is is because the graphite in a lithium-ion battery is one of the lesser recyclable components. It’s because when you looked at mixed battery feed you have a combination of natural graphite, synthetic graphite, et cetera. So that material’s unlikely to end up into a battery, so it’s going to go into some other secondary market. When we look at solid-state batteries having that metallic anode actually lends itself to be more recyclable than that graphite anode. In our process we have our own proprietary process of processing solid-state batteries. We’ve done a lot of work in this space and we’re very excited about the potential for solid-state batteries, from a recycling perspective in the future.

Ashish Gupta:

Great. Do the chemical inputs into the black mass processing have a long lifespan and are they themselves recyclable?

Tim Johnston:

From the process ... We’re a zero liquid discharge operation, so we don’t generate any waste solutions, we don’t generate any meaningful amount of solid waste. There’s maintenance waste and the like but no meaningful amounts of solid waste. So the chemical inputs that we bring into the process we effectively turn them into products. We do that deliberately and that ensures that they end up in some form of useful case. Within the process there is a certain amount of recycle that we have within the process but ultimately they all end up as part of the products.

Ashish Gupta:

When will you be producing battery grade material from your hub? What will the throughput be?

Tim Johnston:

Yeah. So late 2022, early 2023. Ajay I think you might have the slide that talks to the actual quantities of the different materials, if you want to bring that up? As we look across it the key battery grade materials, of course, being lithium carbonate, cobalt sulfate, and nickel sulfate. When we’re looking at these ranges what we’re seeing is that this allows us to deal with different changing chemistries.

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Ultimately where it ends up in the range is dependent on the ultimate feed that goes into the front end of the plant, but I would just sort of say I would trend towards the upper side of these ranges, of these different materials.

Ashish Gupta:

Great. I guess another one on solid-state. Will they retain the wearing out factor that you would see with the current batteries? I guess the question is is how much longer do solid-state batteries last? Do you expect the supply to be adjusted based on the form factor or ...

Tim Johnston:

Yeah. I think it’s still early in the solid-state battery space, in terms of what the overall lifespan of those batteries is likely to be. I mean, one of the key factors for degradation of a battery is the collapsing of the cathode structure, which won’t change. At this point in time I would expect that the life of a solid- state battery would be similar to a lithium-ion battery. Of course, new technology, earlier days, there will be higher mortality rates associated with new products coming onto the market. So I would expect an initial jump, in terms of the amount of solid-state batteries available for recycling but long term I would expect it to be similar. I’m not sure Ajay, do you agree?

Ajay Kochhar:

Just add on ... Yeah. No, agree. It’s early days here. But I mean, interestingly, I made that comment briefly but by getting R&D scrap we have already seen some low levels of solid-state batteries. So it’s always helpful for us because we get a first look at what’s coming and that would be the first ...

Ajay Kochhar:

... because we got to first look at what’s coming and that would be the first stream that we would see is more scrap from the actual R&D and as things ramp up actual production.

Ashish Gupta:

Great, and just for everybody on the line, I realize we’re at the top of the hour, but we’re going to extend for a few minutes to accommodate everybody’s questions. BASF just announced a battery of recycling effort. Has Li-Cycle been engaged with battery material suppliers to explore partnering opportunities?

Tim Johnston:

[crosstalk 01:00:31] Your project.

Ajay Kochhar:

You can take it, Tim. Or I can take it. I’ll take it. Okay. Yeah. Look, I’ll say I can only comment again on things that are public. Yeah. Broadly speaking, we are very engaged. So taking a step back, right, I’ll just show the screen again here on the tracks of the slide. So they’re off-take partner, right? So they’re the buyer of these materials from the hub. They got there because they qualify material. Traxys by the way, just so people know, and it’ll be familiar. They’re the largest independent cobalt trader globally proprietor owned by Carlyle. So fantastic partner for us.

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Ajay Kochhar:

Now, downstream of Traxys, they’re the buyer. It then goes to cathode makers, for example. So the lithium can be directed right back into cathode making the cobalt sulfate, the nickel sulfate would actually go back into a precursor, which goes into cathodes thereafter.

Ajay Kochhar:

So as a result of this, it’s downstream of us with Traxys but we have complete collaboration there and are very involved. We are very in close touch and have qualified material with the key cathode makers. That universe is not extremely broad, right? There are only Nth number of companies that are really involved there. So we are looking at that. I’d say at a high level, just to put a pin in that, what’s going to be interesting here is where does that responsibility ultimately arrive in terms of who is the closest participant with us? What I mean by that is you have now like auto OEM, cell makers, cathode makers, all of them have a little bit of a role here and sometimes they’re doing raw material procurement in each node. And that will take time, but the question is going to be is what is the key node that is most say tied with us? My prediction would be the auto manufacturing side, but time will tell. So all we do for now is work with all the stakeholders and be flexible. And as we put it, the Switzerland of battery recycling is the objective.

Ashish Gupta:

There you go. How does Li-Cycles cost structure compare to a traditional lithium mining company, specifically as lithium production increases over time?

Ajay Kochhar:

Do you want to take it, Tim?

Tim Johnston:

Yeah, sure. And so when you look at the role... There’s a couple of interesting ways to tackle this. The basis or the baseline is that we’re actually cheaper to produce materials from a recycled source than from a traditional mining source for any of the materials that we produce. And why is that? The fact is that when you look at the black mass material, you look at the metal content within the black mass material. It’s higher than the naturally mined material that exists in the Earth’s crust today, but also because of the form factor that it’s in, the fact that it’s already been once refined, it has low levels of impurities in it, that the processing that’s required to then convert that back into a usable form is also less. And so, we’re very fortunate.

Tim Johnston:

There’s no all body in the world today that exists that conveys nickel, cobalt, and lithium. It just doesn’t exist naturally. But when we look it up from an overall perspective, we are significantly cheaper than a naturally mined material. And that includes allowing for the pre-processing, that includes allowing for the ability to pay for batteries. It allows for all those things. And we’re still cheaper than the traditional mine source.

Ashish Gupta:

From a safety standpoint, what is the highest risk your process is facing?

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Tim Johnston:

Great question. Safety is paramount at Li-Cycle. We spent a lot of time talking about and focusing on safety and safety practices. For us, if I was looking at the risk profile across the organization, the number one thing that we say is the highest potential within the organization is actually in the receipt of the battery materials. We work very closely with our customers to make sure that they’re packaged and shipped to us in the correct fashion, and then inspected upon arrival, make sure that they’re safe and that they’re processed as soon as possible. Once they’re in the process, it’s very safe. I mean, our spoke facility, it’s a water-based system, very minimal reagent consumption. And then on the hub side, we’ve gone through the levels of keeping everything very contained. It’s all, once again, water base, we minimize chemical usage where we can. And so we’ve taken a very pragmatic approach to safety across the organization.

Ashish Gupta:

Okay, just a few-

Tim Johnston:

Sorry. We are also not only ISO 9,001 for quality, but also 14,001 so to fight on that on the environmental and health and safety side as well.

Ashish Gupta:

Great. Just a few more. Do you pay for battery scrap, or do you get it for free?

Ajay Kochhar:

I can take that. So short answer is, if you look at our battery supply segments, manufacturing scrap typically is paid for because it’s raw material that goes into a battery. And the way we pay for it is with a fixed and a variable discount relative to the metal content. That’s the general just industry practice. And then for the other parts of our pie chart, like end of life mobility batteries, think of the micro mobility scooters, e-bikes, these types of batteries, cellphone batteries, energy storage, recalls, right? That part of the supply chain is variable. Sometimes we’re getting paid maybe maximum is neutral, but that’s the interesting bifurcation in the supply chain.

Ashish Gupta:

Is there any use for the 5% that can’t be recycled?

Tim Johnston:

Yeah, it’s not as though we lose the 5%. What we say is in terms of recyclability is that that 5% actually ends up in other products. So there’s never 100% efficiency associated with the separation of the materials as you go through the process. And so we’re continually improving and trying to reduce what is effectively lost to other coproducts, but it’s not so much that it can’t be used. It’s just a matter of us getting better at our ability to separate out the materials efficiently and make sure that we’re not losing the materials into other coproducts.

Ashish Gupta:

As battery manufacturers improve internal scrap rates, how will that impact your business model?

Tim Johnston:

The benefit for us is that we will... And in fact, we want our battery manufacturing scrap partners to minimize the scrap because it’ll bring down costs for the industry, it will increase electrification, uptake, et cetera. So we never want to be seen to be betting against our customers. We actually want to be supportive so we actually do everything we can to help them in that fashion. From our perspective, the benefit of the manufacturing scrap side is it’s a very important stepping stone, but it is a stepping stone to the bigger market, which is the end of life market. We’re using the manufacturing scrap demand and processing demand to establish the infrastructure that then is going to support the end of life demand. And we’ll grow from that again. I mean, Ajay, I’m not sure if you want to add anything else.

Ajay Kochhar:

No, that’s right. Just can’t take our eye off the prize too, right at the end of life. I think that’s the other point is it can’t be too over pivoted on either part. Manufacturing scrap is important for a baseline for the business. Generally speaking, you do see higher rates and ramp up years, then it kind of tails off from those facilities. It’s a natural progression. So we want that to happen, as Tim said, of course, but interesting effect is as that tails off, it also aligns with the period that we already are seeing it through a supply chain, more end of life material. And that’s the real price at the end of the day, right? Because the manufacturing scrap is a percent of the total. We want to get back the balance of the 100% later on.

Ashish Gupta:

Yeah, absolutely. Are margins on scrap different from end of life?

Ajay Kochhar:

Yeah. Broadly speaking, our different streams in different margins. And so what we put out there publicly, it’s kind of the blended average of all those different chemistries, different economics by different contracts, selling the material with a very conservative price stack set behind it. Right? So really conservative pricing for cobalt and lithium and nickel. We’re not putting out some rosy commodity price projection there. We use something very conservative, the wall street consensus forecast. So the short answer is yes, there are different margins by different materials, but the blended whole is that weighted average margin that people have seen in our presentations. So some lower, some higher.

Tim Johnston:

But all are independently profitable. And that’s an important part. We don’t sacrifice one part of the business for the other.

Ajay Kochhar:

Exactly.

Ashish Gupta:

What are your expectations on achieving profitability?

Ajay Kochhar:

Yeah. So I think to just maybe double click on Tim’s point just now, the unit operations of what we do, independent spoke, hub on its own. These things make money. So the business today, this is the beauty of how we’ve commercialized, right? Many businesses in a hard tech setting, they do piloting, and then you’re waiting and then you just build the big thing. And then you’re waiting for that thing to come to fruition. By us parsing out the spoke part of what we do, it’s been a fantastic way to establish presence, get to scale, take turn of material, make material, sell intermediate product for the near term before we have that larger hub up and running.

Ajay Kochhar:

So at any point, we can just run those individual unit operations and make it work. That said, that’s not what the industry needs, right? What the industry needs here is for us to scale and our customers need us to scale and be in lockstep with them. So in the forecast horizon, I think people have seen this out there. We show the pathway to cashflow positive. What’s going to be important is that we just continue to invest to make sure the standard unit operations are profitable and serve the customer needs. So that’s the near term, but getting to that ultimate profitable state.

Ashish Gupta:

Okay. Last two questions. How will you deal with the RCRA laws surrounding lithium-ion batteries?

Tim Johnston:

Yeah, that’s a very technical question, but that’s a good question. So, and you did well Ashish, so we refer to that as RCRA permitting. So for Li-Cycle’s four facilities, because I can talk about it from a spoke facility and a hub facility. From the spoke facility, we don’t generate any waste water where we are considered a very low level air emissions producer because we don’t burn off any materials. We don’t have any real air emissions from the facility. And we only produce products. We’re able to turn universal waste into products. That allows us to operate that facility without a record permit. So in fact, we operate under state guided permitting processes and it’s different state by state. Where RCRA comes into this on the spoke level is actually the combination of storing batteries and processing batteries for that.

Tim Johnston:

We’re going through the process here in New York, we’re going through about to the end, to that process in Arizona. So for that, we’re very much familiar. On the hub side, once again, benefit of non- thermal is that when you look at the total because we’re not burning off any materials, no large amounts of air emissions. Once again, zero liquid discharge, we actually don’t require a RCRA permit for the hub facility. It all sits within the state permitting system, which is a key difference. If you were to set up one of these thermal processes where you are burning off plastics and electrolyte, and you’re generating a lot of air emissions, you’re going to trigger, what’s called the title five permit, which is a RCRA permit, based on your air emissions levels. So part of how we’ve designed the technology is to make it environmentally friendly, to make it economic, but one of the benefits of that is it allows us to streamline the execution process because we’re such a low level producer of emissions.

Ashish Gupta:

Okay. I lied. There’s actually two more questions. One more. This might be a super technical one from the same person. Do you own any patents on the ultrasonic processing stripping/stripping of metals?

Tim Johnston:

Yeah, I can’t talk too much to... So that is an extremely technical question. So supersonic surfing, look, we have done lots of work in that space, but our technology, our base process doesn’t rely on that. It’s a

high energy consuming process and we’ve moved away from that application. But if you look up our patents, you will see a certain level of that associated with our original process.

Ashish Gupta:

Okay, great. Ajay, I think this last question’s for you. Can you give any context around the size of the pipe and the price?

Ajay Kochhar:

Yeah. So the price was the standard 10 bucks per share. In terms of the size, I mean... Well, I think this was again, public, we upsized the pipe. I had some very, very good blue chip support there. The public names that were put out there were Neuberger Berman, Franklin Templeton, and Mubadala capital, so awesome support. As to the size and at the end of the day here, the triangulation between the trust and the pipe size really was intended to be that base case to fund the core build out here. And so we’ve achieved that and with a lot of buffer actually in there. So, we’re very excited about that. That was the context behind the rationale, but again, it was done at $10 per share.

Ashish Gupta:

Great. So really appreciate, I think it was 25 questions and you guys did a great job answering those quickly. Thanks to the audience for those questions. I want to thank everybody who participated in the event, a special thanks to Dan Ives and the Li-Cycle team. And I’ll turn it over to you Ajay for any closing remarks.

Ajay Kochhar:

Yeah, no, look. I would just say, thanks again for your time, the attendance, the support. We know there’s a broad retail community as well that’s been following and invested here in addition to the institutional folks. Look, on the one hand from the business perspective as Tim articulated there, going flat out is the best way to put what we’re doing today, and we continue to and continue to accelerate. We’ve grown rapidly. I think when we announced the transaction, we were 80, 90 people around that sort of range. Today, we’re 120, as Tim mentioned there’s 80 people working on the hub project, several of us as well. So, we’re moving quickly on track. The market is as accelerating as ever, way more than what we thought 12 months ago as we talked about. So that’s extremely exciting. And on the transaction side, we do thank everybody for your patience and everybody wants a specific date. So do we. We’re getting there, we’re getting close and we’re just at the tail end there as I articulated. So thank you for the patients on that front. And we really appreciate the support.

Tim Johnston:

Yeah. Perfect. No, I think you’ve said that excellently Ajay. This is a really exciting time for the company where no other words can describe how excited we are for what’s to come, not just for Li-Cycle, but for the industry as a whole over the coming years. And we look forward to talking to you again. Thank you very much, Dan, for making the time and Ashish and the ICR team for setting this up.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.